FORM 4            U.S. Securities and Exchange Commission
                          Washington, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Check this box if no longer          OMB APPROVAL
     subject to Section 16.  Form 4 or    OME Number 3235-0287
     Form 5 obligations may continue.     Expires:April 30, 1997
     See Instruction 1(b).                Estimated average
                                             burden hours per
                                             response .. 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934. Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     Robins              John         E.
       (Last)            (First)     (Middle)

     860-625 Howe Street
             (Street)

     Vancouver      British Columbia, Canada V6C2T6
        (City)             (State)           (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Summo Minerals Corporation

3.   IRS or Social Security Number of Reporting Persons
     (Voluntary)

4.   Statement for Month/Year

     5/97

5.   If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     X   Director                      10% Owner
         Officer (give title           Other (specify
                   below)                      below)

                                  Table I
                    Non-Derivative Securities Acquired,
                    Disposed of, or Beneficially Owned

1.   Title of Security

     Common Stock

2.   Transaction Date (Month/Day/Year)

     5/14/97

3.   Transaction Code (Instr.8)

     (S)

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3,
     4, and 5)

   - Amount    160,594

   - (A) or    (D)
     (D)

   - Price     $1.00 (Canadian)

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

     866,092

6.   Ownership Form: Direct (D) or Indirect (I)

     (D)

7. Nature of Indirect Beneficial Ownership (Instr. 4)



                                 Table II

Derivative Securities Acquired, Disposed of, or Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security


2.   Conversion or Exercise Price of Derivative Security



3.   Transaction Date (Month/Day/Year)


4.   Transaction Code


5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities


8.   Price of Derivative Security


9.   Number of Derivative Securities Beneficially Owned at End of
     Month


10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I)


11. Nature of Indirect Beneficial Ownership


Explanation of Responses:



                         /s/ John E. Robins      June 11, 1997
                         ** Signature of Reporting     Date
                            Person


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.  See 18 U.S.C. 1001 and
     15 U.S.C. 78ff(a).

NOTE: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.